SEC 1746 (11-02)	Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13D	Estimated average burden hours per response. . 11

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

BHA GROUP HOLDINGS, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

055446108

(CUSIP Number)

Michael R. McAlevey
Chief Corporate and Securities Counsel
General Electric Company
3135 Easton Turnpike
Fairfield, CT  06828
(203) 373-2967

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 31, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 055446108

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11)

14.	Type of Reporting Person (See Instructions)

This Amendment No. 1 amends and supplements the Schedule 13D filed with the Securities and Exchange Commission on June 9, 2004 by General Electric Company, a New York corporation (“GE”) in connection with that certain Agreement and Plan of Merger entered into among GE, Casey Acquisition Company, a Delaware corporation and wholly owned subsidiary of GE (“Sub”) and BHA Group Holdings, Inc. (“BHA”) on May 31, 2004 (the “Merger Agreement”).  The Merger Agreement provided for the merger of Sub with and into BHA (the “Merger”), with BHA surviving the Merger as a wholly owned subsidiary of GE (the “Surviving Corporation”).  Pursuant to the Merger Agreement, at the Effective Time (as defined in the Merger Agreement) each issued and outstanding share of BHA Common Stock (including each associated right to purchase BHA Common Stock) (other than BHA Common Stock held in treasury or owned by GE or any of its affiliates) was converted into the right to receive $38.00 in cash in accordance with the terms and conditions of the Merger Agreement.

Item 1.	Security and Issuer

Item 2.	Identity and Background

Item 3.	Source and Amount of Funds or Other Consideration

Item 4.	Purpose of Transaction

Item 5.	Interest in Securities of the Issuer
Item 5 of Schedule 13D which describes GE’s Interest in Securities of the Issuer is hereby amended as follows:

The Merger was consummated on Tuesday, August 31, 2004.  On Tuesday, August 31, 2004, at the Effective Time, 6,284,718 shares of BHA Common Stock, which comprised all of the issued and outstanding shares of BHA Common Stock,  were converted into the right to receive $38.00 in cash and GE became the sole owner of all issued and outstanding shares of the Surviving Corporation.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 7.	Material to Be Filed as Exhibits

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 8, 2004	GENERAL ELECTRIC COMPANY

	By:	/s/ Michael R. McAlevey
Name: Michael R. McAlevey
Title: Associate Secretary